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Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gammon Lake Resources Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  our auditors' report dated April 2, 2007 on the consolidated balance sheets of Gammon Lake Resources Inc. ("the Company") as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006 and the five month period ended December 31, 2005 our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated April 2, 2007 our auditors' report on reconciliation to United States GAAP dated April 2, 2007 our Report of Independent Registered Public Accounting Firm dated April 2, 2007 on management's assessment of the effectiveness internal control over financial reporting as of April 2, 2007 and the effectiveness of internal control over financial reporting as of April 2, 2007 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

/s/ KPMG LLP
Chartered Accountants

Halifax, Canada
April 2, 2007